UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Special Disclosure Report

DIALOGIC INC.
(Exact name of registrant as specified in its charter)

Delaware	001-33391	94-3409691
(State or other jurisdiction	(Commission File Number)	(IRS Employer Identification No.)
of incorporation)

1504 McCarthy Boulevard Milpitas, California		95035
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code:

Anthony Housefather, Esq., EVP Corporate Affairs and General Counsel, (408) 750-9400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__x_ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Please see the Conflict Minerals Report of Dialogic Inc. (the “Company”) attached hereto as Exhibit 1.02 for the disclosure required by this item.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report of the Company, filed as Exhibit 1.02 hereto, are publicly available at: http://www.dialogic.com/~/media/company/docs/Conflict-Minerals-Policy.pdf as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as  required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DIALOGIC INC.

Dated: June 2, 2014
	By:	/s/ Anthony Housefather
EVP Corporate Affairs and General Counsel